SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material fact dated May 8, 2014.	1

MATERIAL FACT

Further to the material fact notified earlier today, Banco Santander, S.A. (“Banco Santander” or the “Bank”) informs that, following completion of the accelerated bookbuilding process, the final terms and conditions of the issue of contingent perpetual preferred securities convertible into newly issued ordinary shares of Banco Santander (the “Issue” and the “PCCS”), for a nominal value of U.S. $ 1,500,000,000, have been approved.

The PCCS will be issued at par and its remuneration, whose payment is subject to certain conditions and to the discretion of the Bank, has been set at 6.375% on an annual basis for the first five years. After that, it will be reviewed by applying a margin of 478.8 basis points on the five-year Mid-Swap Rate.

Banco Santander has requested the Bank of Spain to qualify the PCCS as additional tier 1 under the European Regulation 575/2013. The PCCS are perpetual although they may be called under certain circumstances and would be converted into newly issued ordinary shares of Banco Santander if the common equity Tier 1 ratio of the Bank or its consolidated group, calculated in accordance with European Regulation 575/2013, were to fall below 5.125%. An application will be made for the PCCS to be admitted to trading on the Global Exchange Market of the Irish Stock Exchange.

The Issue is targeted only at qualified investors.

Boadilla del Monte (Madrid), May 8, 2014

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IMPORTANT INFORMATION

This material fact does not constitute an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state of the United States or in another jurisdiction in which such offer, solicitation or sale would not be permitted before registration or qualification under the securities laws of such state or jurisdiction. The securities described above have not been registered under the U.S. Securities Act of 1933, as amended, or any applicable securities laws of any other jurisdiction. Unless so registered, such securities may not be offered or sold in the United States or any other jurisdiction except pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, and any applicable securities laws of such other jurisdiction.

This material fact does not constitute an offer document or an offer of transferable securities to the public in the United Kingdom to which section 85 of the Financial Services and Markets Act 2000 (“FSMA”) applies and should not be considered as a recommendation that any person should subscribe for or purchase any of the securities described herein. These securities will not be offered or sold to any person in the United Kingdom except in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom in contravention of section 85(1) of FSMA.

This material fact does not constitute an offer to the public in Italy of financial products, as defined under article 1, paragraph 1, letter (t) of legislative decree no. 58 of 24 February 1998, as amended (the “Financial Services Act”). The preferred securities cannot be offered or sold in the Republic of Italy either on the primary or on the secondary market to any natural persons nor to entities other than qualified investors (investitori qualificati) as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulations”) issued by the Commissione Nazionale per le Società e la Borsa, the Italian securities and financial markets regulator (“CONSOB”) or unless in circumstances which are exempt from the rules on public offers pursuant to Article 100 of the Financial Services Act and the implementing CONSOB regulations, including the Issuers Regulations. This material fact is for informational purposes only and does not constitute and shall not, in any circumstances, constitute a public offering or an invitation to the public in connection with any offer within the meaning of the Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading.

No action has been made or will be taken that would permit a public offering of any securities described herein in any jurisdiction in which action for that purpose is required. No offers, sales, resales or delivery of any securities described herein or distribution of any offering material relating to any such securities may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and which will not impose any obligation on the Company or the Joint Lead Managers or any of their respective affiliates. Additionally, the PPCC will not be offered, distributed or sold in Spain nor to Spanish residents.

This material fact is an announcement and not a prospectus and investors should not subscribe for or purchase any securities referred herein except on the basis of the information in the offering circular.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 9, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President

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